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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Spark Energy, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual
Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
846511202
(CUSIP Number of Class of Securities)
W. Keith Maxwell III
Chief Executive Officer and Chairman
Spark Energy, Inc.
12140 Wickchester Ln, Suite 100
Houston, Texas 77079
(713) 600-2600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
T. Mark Kelly
Sarah K. Morgan
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, TX 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$22,000,000	$2,856
(1) The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,000,000 shares of 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, at the purchase price of $22.00 per share, in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,337 Filing Party: Spark Energy, Inc.
Form or Registration No.: Schedule TO-I    Date Filed: May 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2020 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer by Spark Energy, Inc., a Delaware corporation, to purchase up to 1,000,000 shares of 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, at a purchase price of $18.00 per share, in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 11, 2020 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). Among other things, this Amendment is being filed to (i) reflect an increase of the Offer price in the Offer to $22.00 per share, in cash, and (ii) extend the Expiration Time of the Offer to June 16, 2020. This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase.
Items 1 through 9 and Item 11.

Amendments to the Offer to Purchase

1.     References to Monday, June 8, 2020 in the Offer to Purchase, including as the definition of “Expiration Time,” are hereby amended to reference Tuesday, June 16, 2020.

2.    References to a tender offer price of $18.00 per share included in the Offer to Purchase are hereby amended and replaced with $22.00 per share, and any calculations using an assumed purchase price of $18.00 per share shall now reflect a $22.00 per share purchase price.

3.     The first paragraph appearing under “Summary Term Sheet—How long do I have to tender my shares? Can the Offer be extended, amended or terminated?” in the Offer to Purchase is hereby amended and restated as follows:

You may tender your shares until the Offer expires. The Offer will expire on Tuesday, June 16, 2020 at 11:59 p.m., New York City time, unless we extend the Offer. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for administrative reasons, such as four business days before the expiration of the Offer (e.g., 5:00 p.m., New York City time, on Wednesday, June 10, 2020), for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline. See Section 3.

4. The fifth paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

The shares are listed and traded on the NASDAQ Global Select Market (“NASDAQ Global Select”) under the symbol “SPKEP.” On May 8, 2020, the last full trading day before commencement of the Offer, the NASDAQ Global Select closing price per share of Series A Preferred Stock was $19.14. The $22.00 purchase price per share in the Offer represents a premium of approximately 15% to the NASDAQ Global Select closing price per share on May 8, 2020, and a 1.5% increase based on the NASDAQ Global Select closing price per share on June 1, 2020. Holders of Series A Preferred Stock are urged to obtain current market quotations for the shares. See Section 7.

5.     The paragraph appearing under “Summary Term Sheet— What is the recent market price of my shares?” in the Offer to Purchase is hereby amended and restated as follows:
On May 8, 2020, the last full trading day before commencement of the Offer, the NASDAQ Global Select closing price per share of our Series A Preferred Stock was $19.14. The $22.00 purchase price per share in the Offer represents a premium of approximately 15% to the NASDAQ Global Select closing price per share on May 8, 2020, and a 1.5% increase based on the NASDAQ Global Select closing price per share on June 1, 2020. We urge you to obtain current market quotations for the shares before deciding whether to tender any of your shares. See Section 7.
6. The last paragraph in the Introduction section of the Offer to Purchase is hereby amended and restated as follows:
As of May 8, 2020, there were 3,607,571 shares of our Series A Preferred Stock issued and outstanding. The 1,000,000 shares that we are offering to purchase in the Offer represent approximately 27.7% of the total number of outstanding shares of our Series A Preferred Stock as of May 8, 2020. The shares are listed and traded on NASDAQ Global Select under the symbol “SPKEP.” On May 8, 2020, the last full trading day before commencement of the Offer, the NASDAQ Global Select closing price per share of our Series A Preferred Stock was $19.14. The $22.00 purchase price per share in the Offer represents a premium of approximately 15% to the NASDAQ Global Select closing price per share on May 8, 2020, and a 1.5% increase based on the NASDAQ Global Select closing price per share on June 1, 2020. We urge you to obtain current market quotations for the shares before deciding whether to tender any of your shares. See Section 7.
7.        The last two sentences included in the second paragraph located on the cover page of the Offer to Purchase are hereby amended and restated as follows:

Shares tendered but not purchased in the Offer will be returned promptly following the expiration of the Offer. See Section 3.

8.    The opening paragraph of the Forward-Looking Statements section included on page (i) of the Offer to Purchase is amended and restated as follows:

This Offer to Purchase contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements can be identified by the use of forward-looking terminology including “may,” “should,” “likely,” “will,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “project,” or other similar words. All statements, other than statements of historical fact included in this Offer to Purchase, regarding strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives and beliefs of management are forward-looking statements. Forward-looking statements appear in a number of places in this Offer to Purchase and may include statements about expected impacts of COVID-19, business strategy and prospects for growth, customer acquisition costs, ability to pay cash dividends, cash flow generation and liquidity, availability of terms of capital, competition and government regulation and general economic conditions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurance that such expectations will prove correct.

9.    In Section 6 — Conditions of the Tender Offer of the Offer to Purchase, the opening and second to last paragraphs are amended and restated as follows:

Notwithstanding any other provision of the Offer (but subject to the provisions of Section 14), we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act (which requires that the issuer making the tender offer either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if at any time on or after May 11, 2020 and prior to the Expiration Time (whether any shares have theretofore been accepted for payment) any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (except in the case solely as a result of our action or inaction), make it inadvisable to proceed with the Offer or with acceptance for payment:

___________

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (except those arising solely as a result of our action or inaction), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time.

10.    In Section 6 — Conditions of the Tender Offer of the Offer to Purchase, Condition No. 3 is amended and restated to remove prior subpart (iv) as follows:

3.
there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, on or after May 8, 2020, the last trading day prior to the commencement of the tender offer, (iv) any other change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or (v) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

11.    In Section 6 — Conditions of the Tender Offer of the Offer to Purchase, Condition No. 6 is amended and restated as follows:

any necessary regulatory approvals or non-objections (of which there are none in which we are currently aware) shall not have been obtained or shall not remain in full force and effect;

12.    In Section 6 — Conditions of the Tender Offer of the Offer to Purchase, the following condition is added, and it’s equivalent on page (v), is amended and restated as follows:

11.
there shall have been no change in law or in the official interpretation or administration of law, or relevant position or policy of a governmental authority with respect to any laws, applicable to the tender offer that would materially and adversely affect the ability of the Company to lawfully consummate the Offer as contemplated;

13.     In Section 6 — Conditions of the Tender Offer of the Offer to Purchase, the last paragraph of the section has been amended and restated to remove the disclosure below:

Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time.

Amendments to the Letter of Transmittal and the Other Exhibits to the Schedule TO

1.     The Letter of Transmittal and other exhibits to the Schedule TO are hereby amended to (i) amend references to Monday, June 8, 2020, including as the definition of “Expiration Time,” to be restated to reference Tuesday, June 16, 2020, and (ii) amend references to a purchase price of $18.00 per share, in cash, to be restated to reference a purchase price per share of $22.00 per share, in cash.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 11, 2020.
(a)(1)(B)	Letter of Transmittal.

Exhibit Number	Description
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Spark Energy, Inc. on May 11, 2020.
(a)(5)(B)	Press release issued by Spark Energy, Inc. on June 2, 2020.
(b)	Not applicable.
(d)(1)
Registration Rights Agreement, dated as of August 1, 2014, by and among Spark Energy, Inc., NuDevco Retail Holdings, LLC and NuDevco Retail LLC (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(2)
Spark HoldCo. Third Amended and Restated Limited Liability Agreement, dated as of March 15, 2017, by and among Spark Energy, Inc., Retailco, LLC and NuDevco Retail, LLC (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on May 8, 2017).

(d)(3)
Amendment No. 1, dated as of January 26, 2018, to Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on January 26, 2018).

(d)(4)
Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of Spark Holdco, LLC, dated as of March 30, 2020, by and between Spark Energy, Inc., Spark HoldCo, LLC, NuDevco Retail, LLC and Retailco, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on April 3, 2020).

(d)(5)	Spark Energy, Inc. Second Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on May 23, 2019).
(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-1 (Commission File No. 333-196375) filed on June 30, 2014).
(d)(7)	Form of Notice of Grant of Restricted Stock Unit (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-1 (Commission File No. 333-196375) filed on June 30, 2014).
(d)(8)
Form of Notice of Grant of Restricted Stock Unit (Change in Control Restricted Stock Units) (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q (Commission File No. 001-36559) filed on August 3, 2018).

(d)(9)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and W. Keith Maxwell III (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(10)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and James G. Jones II (incorporated by reference to Exhibit 10.10 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(11)
Indemnification Agreement, dated August 1, 2014, by and between Spark Energy, Inc. and Kenneth M. Hartwick (incorporated by reference to Exhibit 10.12 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 4, 2014).

(d)(12)
Indemnification Agreement, dated May 25, 2016, by and between Spark Energy, Inc. and Nick W. Evans, Jr. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on May 27, 2016).

Exhibit Number	Description
(d)(13)
Indemnification Agreement, dated August 29, 2019, by and among Spark Energy, Inc. and Amanda Bush (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on August 30, 2019).

(d)(14)
Indemnification Agreement, dated as of March 17, 2020, by and between Spark Energy, Inc. and Kevin McMinn (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 19, 2020).

(d)(15)
Employment Agreement, dated June 14, 2019, by and between Spark Energy, Inc. and James G. Jones II (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K (Commission File No. 001-36559) filed on June 18, 2019).

(d)(16)
Employment Agreement, effective as of March 13, 2020, by and between Spark Energy, Inc. and W. Keith Maxwell III (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 19, 2020).

(d)(17)
Employment Agreement, effective as of March 23, 2020, by and between Spark Energy, Inc. and Kevin McMinn (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36559) filed on March 25, 2020).

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SPARK ENERGY, INC.

By:    /s/ James G. Jones II
Name:    James G. Jones II
Title:    Chief Financial Officer
Date: June 2, 2020